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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

NABO, INC.
(Name of Issuer)

$0.001 par value common stock
(Title of Class of Securities)

629543109
(CUSIP Number)

Ken MacAlpine,  311 Tawny Rd, Sarnia, Ontario CANADA N7S 5K1,  519-542-1229
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2004
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.  629543109                                      13D                                           Page 2 of Pages 5

________________________________________________________________________________
1.  Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     KIF Capital Corp.
________________________________________________________________________________
2.  Check the Appropriate Box If a Member of a Group (See Instructions)
       (a)  [_]
       (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

       WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
       or 2(e) [_]

________________________________________________________________________________
6.  Citizenship or Place of Organization

     CANADA
________________________________________________________________________________
                                  7.   Sole Voting Power
  NUMBER OF               2,200,000
   SHARES             _________________________________________________________________
BENEFICIALLY      8.   Shared Voting Power
OWNED BY                   None
    EACH                _________________________________________________________________
  REPORTING          9.   Sole Dispositive Power
   PERSON                      2,200,000
    WITH                _________________________________________________________________
                                10.  Shared Dispositive Power
                                       None
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

        2,200,000
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)     30.5%

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)   CO

________________________________________________________________________________

ITEM 1.    SECURITY AND ISSUER

Nabo, Inc.
Common Stock, $0.001 par value
311 Tawny Road
Sarnia, Ontario CANADA N7S 5K1

ITEM 2.    IDENTITY AND BACKGROUND

     (a)    KIF Capital Corp. (the “Holder”), a corporation incorporated pursuant to the laws of the Province of Ontario, Canada

     (b)    311 Tawny Road, Sarnia, Ontario CANADA N7S 5K1

     (c)    See Section F Below.

     (d)    No executive officer, director or person controlling KIF Capital Corp. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)    No executive officer, director or person controlling KIF Capital Corp., during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and no executive officer, director or person controlling KIF Capital Corp. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)    The following table sets out the name, principal occupation and citizenship of every executive officer, director or person controlling of KIF Capital Corp.

             Name                             Principal Occupation                          Citizenship
     Ken MacAlpine              President, Chief Executive Officer,              Canadian
                                           Chief Financial Officer.  Mr.
                                           MacAlpine is also the President,
                                           Chief Executive Officer, Chief
                                           Financial Officer of Nabo, Inc.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Holder acquired a total of 2,200,000 Shares for aggregate consideration of $15,000 pursuant to a share subscription agreement with the Company.  The source of all funds was the general corporate funds of KIF Capital Corp.

ITEM 4.    PURPOSE OF TRANSACTION

The Holder acquired the Shares for investment purposes.  Mr. Ken MacAlpine is the sole shareholder of KIF Capital Corp.  Further, due to his position as President/CEO/CFO of the Company, he has a controlling interest in the Company.  Depending on market conditions and other factors, the Holder may acquire additional securities of the Company as it deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Company or otherwise.  The Holder also reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

The Holder may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things: (a) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer; (b) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or (j) any action similar to those enumerated above.

The Holder reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing. Any future decision of the Holder to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

A.    As of February 7, 2007, the Holder holds beneficially the following securities of the Company:

Title of Security                      Amount            Percentage of Shares of
                                                                             Common Stock*
Common Stock                    2,200,000                        30.5%

* based on the Company’s current issued and outstanding capital of 7,200,000 shares of common stock

B.    The Holder has the sole power to vote or to direct the vote of the Shares he holds and has the sole power to dispose or to direct the disposition of the Shares he holds.

C.    The Holder acquired 2,200,000 Shares on November 24, 2004 in connection with a share subscription agreement at $0.005 per share.

D.    Not Applicable.

E.    Not Applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Holder and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2007

/s/ Ken MacAlpine
___________________________
Signature

Ken MacAlpine, President/CEO/CFO
___________________________
Name/Title